SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

                                 or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                    Ameriserv Financial
              Collectively Bargained 401(k) Plan
                  (Full title of the plan)

                  Ameriserv Financial, Inc.
                  Main and Franklin Streets
                    Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

            Registrant's telephone number, including
                   area code:  (814) 533-5315

     Notices and communications from the Securities and Exchange
     Commission relative to this report should be forwarded to:

                   Ameriserv Financial, Inc.
                   Main and Franklin Streets
                      Johnstown, PA  15901
                 Attention:  Nicholas E. Debias, Jr.

                        With a copy to:

                    Wesley R. Kelso, Esquire
                         Stevens & Lee
                      25 North Queen Street
                           Suite 602
                      Lancaster, PA  17603



Item 1.  Financial Statements and Exhibits

         a.  Financial Statements

             1.  Report of Barnes, Saly & Company, LLP.

             2. Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.

             3.  Audited Statements of Changes in Net Assets
                 Available for Benefits for each of the years in the three year period ended December 31, 2002.

             4.  Notes to Financial Statements.

         b.  Exhibits

             1.  Consent of Barnes, Saly & Company, LLP.

             2.  Section 906 Certifications



    AMERISERVE FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

                        FINANCIAL REPORT


                            CONTENTS

                                                        Page

INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . .

FINANCIAL STATEMENTS

  Statements of net assets available for benefits -
    December 31, 2002 and 2001 . . . . . . . . . . . . .

  Statements of changes in net assets available for
    benefits - years ended December 31, 2002, 2001
    and 2000 . . . . . . . . . . . . . . . . . . . . . .

  Notes to financial statements. . . . . . . . . . . . .

SUPPLEMENTARY INFORMATION

  Assets held for investment - December 31, 2002. . . .
  Assets held for investment - December 31, 2001 . . . .



              INDEPENDENT AUDITOR'S REPORT

Board of Trustees and Participants
Ameriserv Financial Collectively Bargained 401 (k) Plan
Johnstown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Ameriserv Financial Collectively Bargained 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ameriserv Financial Collectively Bargained 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 2002 and 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Barnes Saly & Company, LLP
Johnstown, Pennsylvania
May 22, 2003



     AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   December 31, 2002 and 2001

                                                                           Participant Directed
                                                                           --------------------
                                                                          2002             2001
                                                                          ----             ----
Assets
  Investments at fair value (Notes 1, 2 and 3):
     Investments in securities of participating employers (Note 4)
         Ameriserv Financial, Inc. common stock (formerly
           USBANCORP, Inc.)                                            $   38,994     $   47,462

      Investments in securities of unaffiliated issuers and
       others
        Shares of registered investment companies                       1,530,305      1,760,576
        Common/Collective funds                                            93,695          - 0 -
        Sky Financial common stock (formerly
          Three Rivers Bancorp, Inc) (Note 1)                              19,631         33,813
        Notes Receivable                                                   35,955         23,006
        Money Market                                                      201,613         86,720
                                                                       ----------     ----------
                                                                       $1,920,193     $1,951,577
                                                                       ----------     ----------
Receivables:
   Accrued investment income                                           $   15,865     $    8,118
   Participant contribution                                                 8,507          8,380
   Employer contribution                                                    4,552          4,427
                                                                       ----------     ----------
                                                                       $   28,924     $   20,925
                                                                       ----------     ----------

Cash                                                                   $      (30)    $        3
                                                                       ----------     ----------

            Total assets                                               $1,949,087     $1,972,505
                                                                       ----------     ----------

Liabilities
  None                                                                 $              $
                                                                       ----------     ----------

            Net assets available for benefits                          $1,949,087     $1,972,505
                                                                       ==========     ==========

See Notes to Financial Statements.



       AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
             Years Ended December 31, 2002, 2001, 2000

                                                                  Participant Directed
                                                           -------------------------------------
                                                           2002            2001            2000
                                                           ----            ----            ----
Additions to net assets attributed to:
  Investment income:
   Net appreciation (depreciation) in fair
    value of investments (Notes 3 and 4)                $ (315,688)    $ (133,828)    $ (168,094)
   Interest                                                  5,458          5,441          4,877
   Dividends (Note 4)                                       43,854         55,376         94,957
                                                        ----------     ----------     ----------
                                                        $ (266,376)    $  (73,011)    $  (68,260)

Contributions:
  Participant (Note 7)                                  $  221,535     $  195,476     $  198,089
  Employer                                                 110,219        105,443         95,610
                                                        $  331,754     $  300,919     $  293,699
                                                        ----------     ----------     ----------

          Total additions                               $   65,378     $  227,908     $  225,439

Deductions from net assets attributed to:
  Benefits paid to participants                             88,796         75,302         44,695
                                                        ----------     ----------     ----------
          Net increase (decrease)                       $  (23,418)    $  152,606     $  180,744
                                                        ----------     ----------     ----------

Net assets available for benefits:
  Beginning of year                                      1,972,505      1,819,899      1,639,155
                                                        ----------     ----------     ----------

  End of year                                           $1,949,087     $1,972,505     $1,819,899
                                                        ==========     ==========     ==========

See Notes to Financial Statements.



     AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

                 NOTES TO FINANCIAL STATEMENTS

                        December 31, 2002

Note 1:  Plan Description

         The following description of Ameriserv Financial Collectively Bargained 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan name was changed during 2001 from US National Bank Collectively Bargained Employees 401(k) Plan.

         General:

         The Plan is a defined contribution plan covering substantially all employees of Ameriserv Financial, Inc. (formerly USBANCORP, Inc.) which is a bank holding company, Ameriserv Financial Bank (the Bank) (formerly U.S. Bank) which is a wholly-owned subsidiary and Ameriserv Trust and Financial Services (formerly USBANCORP Trust and Financial Services), all related companies, who are members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2635-06 (Union). Employees become eligible to participate in the Plan the earlier of January 1st, April 1st, July 1st, or October 1st following the completion of six months of service and the attainment of age twenty-one.
         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is not covered by the Pension Benefit Guaranty Corporation.

         Contributions:

         Participants are permitted to make elective deferrals in any amount from one (1) to one hundred (100) percent of their compensation up to a maximum of $11,000 each year and a maximum of $12,000 for individuals over 50. Participants are permitted to amend their salary savings agreements to change the contribution percentage on January 1st, April 1st, July 1st, and October 1st each year. The employee salary deferrals are exempt from federal income tax until withdrawn from the Plan.

         Effective January 1, 2000 the employer contributes two
         (2) percent of the employees gross compensation on behalf of all eligible employees.

         Participant Accounts:

         Each participant account is credited with an allocation of the plan earnings. A participant's share of investment earnings and any increase or decrease in the fair market value of the Fund, is based on the proportionate value of all active accounts (other than accounts with segregated investments) as of the last valuation date, less withdrawals since the last valuation date. Contributions will be credited with an allocation of the actual investment earnings and gains and losses from the actual deposit of each such contribution until the end of the plan year.

         Vesting:

         Participants are immediately vested in their voluntary contributions including rollover and transfer contributions from other qualified plans plus actual earnings thereon. Vesting in the employer's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 5 years of credited service.

         Investment Options:

         Upon enrollment in the Plan, a participant must direct their salary deferral and employer contributions in 5 percent increments in one or more of twenty-four mutual funds, six common/collective portfolios, a money market fund, and the Ameriserv Financial, Inc. common stock (see Note 4 for related party details). Although certain participants received shares of Three Rivers Bancorp, Inc. common stock as a result of the 2000 spin-off of Ameriserv Financial's (formerly USBANCORP) Three Rivers Bank subsidiary, such is not an investment option for additional purchase. The diversified mutual fund investment options include a bond and government securities funds and various U.S. and foreign stock funds. Participants may change their investment options any time throughout the year via internet access to Ameriserv Trust and Financial Services Company.

         The Plan also includes participant notes. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 9.24 percent to 13.99 percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

         In October 2002, Three Rivers Bancorp, Inc. merged with Sky Financial Group. As part of the merger, participants holding shares in the Three Rivers Bancorp, Inc. were allocated 25 percent in cash totaling $26,412 and 75 percent in Sky Financial common stock, resulting in the participants receiving 986 shares in Sky Financial stock with a cost basis of $30,137. Sky Financial stock is not an investment option for additional purchase.

         Payment of Benefits:

         On termination of service, a participant with an account may elect to receive a lump-sum amount equal to the value of his or her account. The Plan also provides for normal retirement benefits to be paid in the form of a lump-sum amount upon reaching age 65 or termination of employment and has provisions for deferred, death, and hardship withdrawals.

         Forfeitures:

         Amounts of participants' forfeited non-vested accounts shall be allocated to participants in the same manner as an employer discretionary contribution. There is $169 of forfeitures as of December 31, 2002 not allocated to participants.

         Administrative Expenses:

         Certain administrative functions are performed by officers and employees of the Company and Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company and Bank.

Note 2:  Significant Accounting Policies

         Basis of Accounting:

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Investment Valuation and Income Recognition:

         The Plan's investments are stated at fair value.
         Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market prices of the funds which represents the net asset value of shares held by the Plan at year-end.
         The Ameriserv Financial, Inc. (Company) common stock and Sky Financial common stock (formerly Three Rivers Bancorp, Inc.) are valued at quoted market price. Investments in common or collective funds are at values quoted by the trust. Participant notes receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Estimates:

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported assets, liabilities and changes therein, and disclosures. Actual results may differ from those estimates. The Plan relies significantly on the use of estimates in determining the fair value of the common or collective funds. The financial statements include six common or collective funds, with an estimated fair value of $93,695, whose value has been estimated using the quoted market prices of the underlying investments of each portfolio. An estimated unit price of $10 was used as a beginning price per share when each portfolio was established during 2002. Because of the inherent subjectivity in any valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed, and the difference could be material.

         Payment of Benefits:

         Benefits are recorded when paid.

Note 3:  Investments

         The Plan's investments are participant directed. The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                              December 31,
                                                           2002        2001
Dodge & Cox, 3,082 shares                                $187,221   $
Fidelity Low-Priced Stock, 4,703 and 4,282
  Shares, respectively                                    118,377    117,405
Fidelity Magellan, 6,781 and 7,189
  shares, respectively                                    535,454    749,254
Fidelity Puritan, 11,242 shares                                      198,645
Vanguard Institutional Index, 1,967 and 1,744
  shares, respectively                                    158,206    182,944
Vanguard Short-Term Federal, 13,786 and 12,842
  shares respectively                                     147,506    134,587

Note 3:  Investments (continued)

     During 2002, 2001 and 2000, the Plan's investments (including investments bought, sold and held during each year) appreciated (depreciated) in value by $(315,688), $(133,828) and $(168,094) respectively, as follows:

                                                    2002           2001            2000
Mutual funds                                    $ (305,187)    $ (149,349)    $ (149,841)
Common or collective funds                            (658)         - 0 -          - 0 -
Sky Financial/Three Rivers Bancorp, Inc
  common stock                                      12,492         11,310         (5,716)
Ameriserv Financial, Inc common stock              (22,336)         4,211        (12,537)
                                                ----------     ----------     ----------
                                                $ (315,688)    $ (133,828)    $ (168,094)
                                                ==========     ==========     ==========

Note 4:  Related Party Transactions

         Investment Activity:

         As explained in Note 1, one of the Plan's investment options is Ameriserv Financial, Inc. common stock. Ameriserv, Inc. is the holding company of Ameriserv Financial Bank in Johnstown, Pennsylvania (the "Employer").

The following is a summary of the investment activity of Ameriserv Financial, Inc. common stock:

                                                           2002         2001
Market value at year end                                 $ 38,994    $ 47,462
Number of shares held at year end                          13,682       9,888
Original cost at year end                                $ 94,583    $ 82,083

Purchase price of shares in current year                 $ 15,384    $ 14,430
Number of shares purchased in current year                  4,160       3,053

Sale price of shares in current year                     $  1,517    $  1,324
Number of shares sold in current year                         366         258
Realized gain (loss) on sales in current year            $ (1,368)   $    228
Unrealized appreciation (depreciation) during year       $(20,986)   $  3,983
Dividend income                                          $  3,401    $  3,096
Accrued dividends at year end                            $    401    $    868

Note 4:  Related Party Transactions (continued)

         Plan's Trustee:

         The Plan's investments are held by a bank-administered trust fund which is an affiliate of the Plan sponsor. Ameriserv Trust and Financial Services Company has the authority to purchase and sell investments in accordance with participant direction. The cash account is used by the Ameriserv Trust and Financial Services Company to temporarily house uninvested monies.

Note 5:  Income Tax Status

         The Internal Revenue Service has determined and
         informed the Company by a letter dated    November 19,
         2001, that the standardized prototype Plan and the related trust adopted by the Plan are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Note 6:  Plan Termination

         Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA.

Note 7:  Rollovers

         The following rollovers occurred as a result of employees transferring amounts from other qualified plans. The rollovers are included on the applicable years statement of changes in net assets available for benefits in the participant contributions.

                     2002           $ 13,660
                     2001              - 0 -
                     2000              9,371

Note 8:  Reconciliation of Differences Between These Financial
         Statements and the Financial Information Required on
         Form 5500

                                                            2002           2001            2000
Net assets available for benefits as presented in
  these financial statements                             $1,949,087     $1,972,505     $1,819,899
Benefits payable to participants                              - 0 -         18,574            702
                                                         ----------     ----------     ----------
Net assets available for benefits as presented on
 Form 5500                                               $1,949,087     $1,953,931     $1,819,197
                                                         ==========     ==========     ==========



Note 8:  Reconciliation of Differences Between These Financial
         Statements and the Financial Information Required on
         Form 5500 (continued)

Net increase in net assets available for benefits
  as presented in these financial statements                    $ (23,418)   $152,606   $180,744
(Increase) decrease in benefits payable
  from previous year                                               18,574     (17,872)      (702)
                                                                ---------    --------   --------
Net increase in net assets available for benefits
  as presented on Form 5500                                     $  (4,844)   $134,734   $180,042
                                                                =========    ========   ========

Note 9:  Benefits Payable

         Benefits payable to persons who have withdrawn from participation in the earnings and operations of the Plan in the amounts of $0, $18,574 and $702 at December 31, 2002, 2001, and 2000, respectively are included in net assets available for benefits.

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.



      AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

              ASSETS HELD FOR INVESTMENT (Page 1 of 2)
                         December 31, 2002


Investment Type/                                                       Original
  Shares Held                 Description                                Cost         Fair Value
----------------              -----------                              ---------      ----------
Common stock:
13,628 shares   Ameriserv Financial, Inc common stock  *               $   94,583     $   38,994
   986 shares   Sky Financial (formerly Three Rivers Bancorp, Inc.         30,137         19,631
                                                                       ----------     ----------
                     Total Common Stocks                               $  124,720     $   58,625
                                                                       ----------     ----------

Mutual Funds:
 1,502 shares   Clipper                                                $   123,371     $  113,751
 3,082 shares   Dodge & Cox Balanced Funds                                 201,706        187,221
 4,703 shares   Fidelity Low-Priced Stock                                  112,175        118,376
 6,781 shares   Fidelity Magellan                                          649,134        535,454
   150 shares   Franklin Biotechnology Discovery                             8,174          5,010
 3,662 shares   Franklin Mutual Beacon                                      49,832         41,419
   332 shares   Goldman Sachs Global Income                                  4,816          4,849
   187 shares   Goldman Sachs Research Select List                           1,062            932
    64 shares   Invesco Financial Services                                   1,758          1,467
    21 shares   Janus Growth & Income                                          502            498
   151 shares   Legg Mason Value Trust                                       7,528          6,128
   397 shares   Northern Technology                                          5,325          2,938
 1,822 shares   Pimco Total Return                                          19,364         19,444
 1,878 shares   T. Rowe Price Equity Income                                 45,960         37,167
 3,953 shares   Templeton Foreign                                           38,322         32,852
 2,285 shares   Tweedy, Browne Global Value                                 44,413         36,128
 4,601 shares   Vanguard GNMA                                               48,040         49,464
    30 shares   Vanguard Health Care                                         3,420          2,933
 1,967 shares   Vanguard Institutional Index                               216,699        158,206
     4 shares   Vanguard Primecap                                              154            149
13,786 shares   Vanguard Short-Term Federal                                143,530        147,506
   125 shares   Vanguard Total Bond Market Index                             1,275          1,299
   518 shares   Vanguard U.S. Growth                                        33,316         16,176
   474 shares   White Oak Growth Stock                                      23,413         10,938
                                                                        ----------     ----------
                     Total Mutual Funds                                 $1,783,289     $1,530,305
                                                                        ----------     ----------

Common/Collective Funds:
 3,760 shares    Pathroad Balanced Growth & Income                      $   34,791     $   34,881
 2,810 shares    Pathroad Capital Appreciation & Income                     25,843         25,230
   135 shares    Pathroad Conservative Fixed Income                          1,393          1,398
 2,327 shares    Pathroad Conservative Growth & Income                      22,732         23,169
     7 shares    Pathroad Intermediate Term Fixed Income                        74             75
 1,061 shares    Pathroad Long-Term Equity                                   9,520          8,942
                                                                        ----------      ---------
                     Total Common/Collective Funds                      $   94,353      $  93,695
                                                                        ----------      ---------



       AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

                ASSETS HELD FOR INVESTMENT (Page 2 of 2)
                          December 31, 2002

Money Market Fund:
201,613 shares    Goldman Sachs Financial Square Prime Obligations  $  201,613   $ 201,613
                                                                    ----------   ---------
Notes Receivable: Participant loans, interest rates of 9.24 to
  13.99%, maturity  of 1 to 5 years, payable in semi-monthly
  payments withheld from participants payroll                           35,955   $  35,955
                                                                    ----------   ---------
     Total Assets Held for Investment                               $2,239,930   $1,920,193
                                                                    ==========   ==========
*  Represents a party in interest

See Notes to Financial Statements.



       AMERISERV FINANCIAL COLLECTIVELY BARGAINED 401(k) PLAN

                    ASSETS HELD FOR INVESTMENT
                        December 31, 2001

Investment Type/                                                    Original
  Shares Held      Description                                        Cost       Fair Value
----------------   -----------                                      --------     ----------
Common stock:
 9,888 shares    Ameriserv Financial, Inc. common stock     *      $   82,083    $   47,462
 2,705 shares    Three Rivers Bancorp, Inc.                            30,226        33,813
                                                                   ----------    ----------
                      Total Common Stocks                          $  112,309    $   81,275
                                                                   ----------    ----------
Mutual Funds:
 1,075 shares     Clipper                                          $   87,970    $   89,795
 4,282 shares     Fidelity Low-Priced Stock                            98,882       117,405
 7,189 shares     Fidelity Magellan                                   694,722       749,254
11,242 shares     Fidelity Puritan                                    201,123       198,645
   149 shares     Franklin Biotechnology Discovery                      9,943         8,678
 3,623 shares     Franklin Mutual Beacon                               50,948        47,287
   238 shares     Goldman Sachs Global Income                           3,471         3,415
    27 shares     Goldman Sachs Research Select List                      195           191
    49 shares     Invesco Financial Services                            1,437         1,324
   109 shares     Legg Mason Value Trust                                5,989         5,434
   329 shares     Northern Technology                                   5,865         4,105
 1,704 shares     Pimco Total Return                                   18,071        17,824
 2,092 shares     T. Rowe Price Equity Income                          52,839        49,476
 3,756 shares     Templeton Foreign                                    37,110        34,746
 2,021 shares     Tweedy, Browne Global Value                          40,282        37,452
 4,300 shares     Vanguard GNMA                                        44,682        44,631
    14 shares     Vanguard Health Care                                  1,628         1,602
 1,744 shares     Vanguard Institutional Index                        205,277       182,944
12,842 shares     Vanguard Short-Term Federal                         133,260       134,587
    16 shares     Vanguard Total Bond Market Index                        169           167
   369 shares     Vanguard US Growth                                   29,934        17,976
   355 shares     White Oak Growth Stock                               21,754        13,638
                                                                   ----------    ----------
                      Total Mutual Funds                           $1,745,551    $1,760,576
                                                                   ----------    ----------

Money Market Fund:
 86,720 shares    Goldman Sachs Financial Square Prime
                    Obligations                                    $   86,720    $   86,720
                                                                   ----------    ----------

Notes Receivable:  Participant loans, interest rates of
                     10.50 to 13.99%, maturity of 1 to 5 years,
                     payable in semi-monthly payments
                     withheld from participants payroll            $   23,006    $   23,006
                                                                   ----------    ----------
                      Total Assets Held for Investment             $1,967,586    $1,951,577
                                                                   ==========    ==========

*  Represents a party in interest.

See Notes to Financial Statements.



                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Ameriserv Financial Collectively
Bargained 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 26, 2003        Ameriserv Financial Collectively
                             Bargained 401(k) Plan

                             Ameriserv Trust and Financial
                             Services Company, as Trustee


                             By /s/ Nicholas E. Debias, Jr._____
                                    Nicholas E. Debias, Jr.,
                                    Vice President



                        Exhibit Index


               Exhibits

1.  Consent of Barnes, Saly & Company, LLP

2.  Section 906 Certifications